Exhibit 99 (b)
UNCONSOLIDATED JOINT VENTURES OF THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2006
(in thousands)

	Initial Cost to Company			Gross Amount at Which Carried at Close of Period
	Land	Buildings, Improvements, and Equipment	Cost Capitalized Subsequent to Acquisition	Land	BI&E	Total		Accumulated Depreciation(A/D)	Total Cost Net of A/D	Encumbrances		Date of Completion of Construction or Acquisition	Depreciable Life
Shopping Centers:
Arizona Mills, Tempe, AZ	$22,017	$161,664	$4,063	$22,017	$165,727	$187,744		$51,911	$135,833	$137,780		1997	50 Years
Fair Oaks, Fairfax, VA	7,667	36,043	58,811	7,667	94,854	102,521		46,472	56,049	140,000		1980	55 Years
The Mall at Millenia, Orlando, FL	18,516	179,847	5,554	18,516	185,401	203,917		32,852	171,065	210,305	(1)	2002	50 Years
The Pier Shops at Caesars, Atlantic City, NJ		176,470			176,470	176,470		2,410	174,060	85,957		2006	50 Years
Stamford Town Center, Stamford, CT	9,538	42,316	25,845	9,538	68,161	77,699		41,960	35,739			1982	40 Years
Sunvalley, Concord, CA	354	65,714	9,154	354	74,868	75,222		47,923	27,299	127,950		1967	40 Years
Waterside Shops at Pelican Bay Naples, FL	8,531	67,387	52,272	12,604	115,586	128,190		29,031	99,159	165,000		2003	40 Years
Westfarms, Farmington, CT	5,287	38,638	108,776	5,287	147,414	152,701		67,697	85,004	198,521		1974	34 Years
Other:
Taubman Land Associates (Sunvalley), Concord, CA	42,697			42,697		42,697			42,697	30,000		2006
Peripheral Land	1,547			1,547		1,547			1,547
Construction in Process and Development Pre-Construction Costs			9,164		9,164	9,164			9,164
TOTAL	$116,154	$768,079	$273,639	$120,227	$1,037,645	$1,157,872	(2)	$320,256	$837,616

The changes in total real estate assets and accumulated depreciation for the years ended December 31, 2006, 2005, and 2004 are as follows:

	Total Real Estate Assets		Total Real Estate Assets		Total Real Estate Assets			Accumulated Depreciation	Accumulated Depreciation	Accumulated Depreciation
	2006		2005		2004			2006	2005	2004
Balance, beginning of year	$1,076,743		$1,080,482		$1,250,964		Balance, beginning of year	$(363,394)	$(360,830)	$(331,321)
New development and improvements	48,800		67,023		23,117		Depreciation for year	(40,224)	(47,403)	(53,070)
Acquisitions	42,697	(3)			75,918	(4)	Acquisitions			(22,634	) (4)
Disposals/Write-offs	(8,272)		(18,251)		(6,916)		Disposals/Write-offs	8,270	18,247	16,500
Transfers In/(Out)	(2,096	) (5)	(52,511	) (6)	(262,601	) (7)	Transfers In/(Out)	75,092 (5)	26,592 (6)	29,695	(7)
Balance, end of year	$1,157,872		$1,076,743	(8)	$1,080,482	(8)	Balance, end of year	$(320,256)	$(363,394)	$(360,830)

(1)	Includes a term loan of $1,004, secured by certain equipment.
(2)	The unaudited aggregate cost for federal income tax purposes as of December 31, 2006 was $1.231 billion.
(3)	Includes costs related to the purchase of the land under Sunvalley, acquired by a 50% owned joint venture.
(4)	Includes costs relating to Waterside Shops at Pelican Bay, a 25% owned joint venture.
(5)
Primarily includes a $174.8 million transfer out of costs relating to Cherry Creek Shopping Center, which became a consolidated center in 2006, offset by a $176.5 million transfer in of costs relating to The Pier Shops at Caesars.

(6)	Includes costs relating to Woodland, which was sold in 2005.
(7)	Includes costs relating to International Plaza, which became a consolidated center in 2004.
(8)	Excludes costs related to the investment in The Pier Shops at Caesars, which was under construction.